Via Facsimile (202) 772-9208 and Edgar

November 9, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      MSB Financial Corp.
                  Registration Statement on Form S-1
                  File No. 333-137294

Dear Sir or Madam:

         Pursuant to Rule 461 of Regulation C of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, MSB Financial Corp. (the "Company") hereby requests the above-referenced Registration Statement be declared effective on Monday, November 13, 2006 at 3:00 p.m. or as soon thereafter as is practicable.

         Furthermore, the Company hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                      MSB Financial Corp.

                                      By:  /s/Gary T. Jolliffe
                                           -------------------------------------

                                           Gary T. Jolliffe
                                           President and Chief Executive Officer



cc:      Tiffany A. Hasselman, Esq., Malizia Spidi & Fisch, PC